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                            October 21, 2021

       Pierluigi Paracchi
       Chief Executive Officer
       Genenta Science S.r.l.
       Via Olgettina No. 58
       20132 Milan, Italy

                                                        Re: Genenta Science
S.r.l.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted October
4, 2021
                                                            CIK No. 0001838716

       Dear Mr. Paracchi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June, 2021 letter.

       Draft Registration Statement on Form F-1

       Management's Discussion and Analysis
       Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019, page
       83

   1. Please present pro forma basis and diluted loss per share for the years ended December
                                                        31, 2020 and 2019 in a
manner similar to your June 30, 2021 and 2020 per share
                                                        presentation on page 82
or explain why such a presentation is not meaningful.
       External Auditor, page 155

   2.                                                   We note that your
shareholders appointed new auditors, Kreston GV Italy     Audit S.r.l, on
                                                        May 20, 2021, subject
to the effective listing of the Company on the Nasdaq Capital
 Pierluigi Paracchi
Genenta Science S.r.l.
October 21, 2021
Page 2
      Market. In this regard, please address the following:
          Please provide the disclosures and letter from your auditor required by Item 16F of the Form 20-F. Refer to Item 4d of Part I of the Form 20-F; and
          It does not appear that Kreston GV Italy     Audit S.r.l is a PCAOB
registered firm.
         Please advise how you intend to provide financial statements which have been audited by a PCAOB registered firm.
Financial Statements for the Year Ended December 31, 2020
Unaudited Pro Forma Net Loss Per Share, page F-9

3. Please remove your pro forma information from the face of your Statements of
      Operations. Please also remove the related footnote on page F-9. Address this comment as it relates to your interim financial statements. Refer to Rule 11-02(a)(12) of
      Regulation S-X.
Financial Statements for the Period Ended June 30, 2021
Consolidated Statement of Changes in Quotaholders and Stockholders Equity, page F-30

4. Pursuant to SAB Topic 4:B, it would appear that any undistributed losses should be reclassified to additional paid-in capital at the time of the Corporate Conversion. Please revise your financial statements or advise as to what consideration was given to this guidance.
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNamePierluigi Paracchi
                                                            Division of
Corporation Finance
Comapany NameGenenta Science S.r.l.
                                                            Office of Life
Sciences
October 21, 2021 Page 2
cc:       Mitchell S. Nussbaum, Esq.
FirstName LastName